

Companhia Energética de São Paulo

Data

São Paulo, March 24, 2005

Ref. CESP
CT/FFR/484/2005


RECEIVED
2005 MAR 30 P 3:35

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA


05006913

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

Attached to this letter you will find a copy of a Call Notice for an Extraordinary General Shareholders´ Meeting of this Company to be published in the newspapers "Diário Oficial do Estado de São Paulo" on March 23, 24 and 25, 2005, and in "Gazeta Mercantil" on March 23, 24 and 28, 2005. This material comprises English language translation, as required, of the information described in the Rule.

Very truly yours,

PROCESSED
APR 01 2005
THOMSON FINANCIAL

Valmir Alves Gomes
Raising Funds Division Manager

Enclosure: 01

Av. Nossa Senhora do Sabará, 5312
04447 – 011 São Paulo – SP
Telefone PABX: (0XX11) 5613 2100
Fax : (0XX11) 5611 7994
E- mail : inform@cesp.com.br



Companhia Energética de
São Paulo

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO

Open Capital Company
CNPJ nº 60.933.603/0001-78
NIRE 35300011996
SUBSCRIBED AND PAID-IN CAPITAL: R$ 2,655.433,454.45

GENERAL SHAREHOLDERS´ MEETING

CALL NOTICE

As provided for in Article 11 of the Corporate Bylaws, the Shareholders are called to meet in an Extraordinary General Shareholders´ Meeting of this Company to be held on April 8, 2005, at 02:00 p.m., in its head office, at Avenida Nossa Senhora do Sabará, nº 5.312, in this city, in order to deliberate on the following Agenda:

a) adjustments in the wording of Article 4 and its paragraphs 1 and 2, abrogation of its paragraphs 3 and 4 and renumbering of the other paragraphs of Article 4, of the Corporate Bylaws, in order to make the wording of article 4 indicate the value of the capital stock, expressed in local currency and number of shares, being referenced in paragrah 1 the limit of the increase in the authorized capital. Such alterations mean to update the wording of the referred to articles, making them clearer and more in agreement with the relevant legal and regulatory resolutions.

b) Other matters of Corporate interest.

Documents to be appreciated in the meeting are available to the Shareholders at the head office of the Company.

São Paulo, March 23, 2005.

(s)Mauro Guilherme Jardim Arce
Chairman of the Board of Directors